SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP
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Karina Dorin

Office of Energy & Transportation

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U.S. Securities and Exchange Commission

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Washington, D.C. 20549

RE: ReNew Energy Global plc

        Draft Registration Statement on Form F-4

        Submitted March 24, 2021

        CIK No. 0001848763

Dear Sir or Madam:

On behalf of ReNew Energy Global Limited (the “Company,” “we” or “our”), we have filed today the above Registration Statement on Form F-4 (the “Initial Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated April 20, 2021, concerning the above Registration Statement on Form F-4 confidentially submitted on March 24, 2021 (the “Draft Registration Statement”).

The changes reflected in the Initial Registration Statement include those made in response to the Staff’s comments as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Initial Registration Statement, except for page numbers and captions referenced in the Staff’s questions, which correspond to the page numbers and captions in the Draft Registration Statement.

U.S. Securities and Exchange Commission

May 17, 2021

Financial Statement Presentation, page 2

1.

We understand that you will be updating the registration statement to include historical financial statements of Renew Power Private Limited (ReNew India) for the year ended March 31, 2021, and pro forma financial statements to comply with Article 11 of Regulation S-X. We will review this information once it has been provided.

In response to the Staff’s comment, the Company respectfully clarifies that while it intends to include the financial statements of ReNew Power Private Limited (“ReNew India”) as of and for the year ended March 31, 2021 and the pro forma financial statements as of and for the year ended March 31, 2021 in a subsequent amendment to the Initial Registration Statement, the Company has included interim condensed consolidated financial statements of ReNew India as of December 31, 2020 and for the nine months ended December 31, 2019 and 2020 and unaudited pro forma condensed combined financial information as of December 31, 2020 and for the year ended March 31, 2020 and nine months ended December 31, 2020 in the Initial Registration Statement.

Industry and Market Data, page 4

2.

We note you disclose that certain industry and market data is based on information obtained from various independent publicly available sources and reports provided to ReNew India (including reports from IHS Markit). However, we also note you disclose on page 75 that ReNew India commissioned IHS Markit to prepare and provide information relating to its industry, which has been extracted and included in this prospectus. Please provide a consent from IHS Markit and any other third-party data that you cite to the extent you commissioned such data. See Rule 436 of the Securities Act.

The Company respectfully acknowledges the Staff’s comment and clarifies that it has only relied on a commissioned report from IHS Markit for the industry and market data included in the Draft Registration Statement. The Company has included IHS Markit’s consent as an exhibit to the Initial Registration Statement

Questions and Answers about the Business Combination and the RMG II General Meeting, page 22

3.

Please include a question and answer discussing the ownership interests of the holders of RMG II Class A Shares following the Business Combination assuming a maximum and minimum redemption. In that regard, we note your disclosure on page 130 reflects that such holders will have an 8.1% interest in ReNew Global following the Business Combination assuming no exercise of redemption rights by holders of RMG II Class A shares. We also note your disclosure on page 140 that ReNew India’s current shareholders will be “rolling over” approximately 85% of their existing equity in ReNew India into equity interests in ReNew Global, which will represent approximately 70% of the pro forma ownership of ReNew Global after the Closing. Please also include appropriate risk factor disclosure and corresponding disclosure in your Organizational Structure chart.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 27 of the Initial Registration Statement to include a description of the ownership interests of the holders of RMG II Class A Shares following the Business Combination. The Company

U.S. Securities and Exchange Commission

May 17, 2021

has also added i) a risk factor on page 98 of the Initial Registration Statement and ii) corresponding disclosure in the Organizational Structure chart on page 139 of the Initial Registration Statement.

4.

Please provide a separate question and answer that discusses the governance of ReNew Global following the Business Combination, including board nomination rights under the ReNew Global Shareholders Agreement.

In response to the Staff’s comment, the Company has added disclosure on page 25 of the Initial Registration Statement describing the governance of ReNew Global following the Business Combination.

5.

We note your disclosure on page 45 that holders of RMG II Class A Shares will be entitled to receive cash for their shares only if they affirmatively vote either for or against the Business Combination Proposal. Please include this information in the questions and answers section regarding redemption rights.

In response to the Staff’s comment, the Company has revised the disclosures on page 47 of the Initial Registration Statement to clarify that all public holders of RMG II Class A Shares will be entitled to receive cash for their shares.

Q. What are the U.S. Federal income tax consequences of the Business Combination to U.S. holders of RMG II Shares and/or RMG II Warrants, page 26

6.

We note you disclose here and on page 149 that it is intended that the exchange by a U.S. Holder of RMG II Shares for ReNew Global Shares qualify as a tax-free transaction described in Section 351 of the Code. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the share exchange and merger, counsel’s opinion should discuss the degree of uncertainty. In addition, your disclosure on page 46 that the Business Combination is generally intended to be “tax-deferred” to U.S. Holders of RMG II Shares and RMG II Warrants for U.S. federal income tax purposes does not appear to be consistent with your disclosure elsewhere in the filing regarding the tax treatment of the Business Combination. Please revise or advise.

In response to the Staff’s comment, the Company has filed a Section 351 tax opinion and has revised the disclosures on pages 28, 29, 48, 49 and 147 of the Initial Registration Statement to reflect that the exchange by a U.S. holder of RMG II Shares for ReNew Global Shares should qualify as a tax-free transaction and that the exchange of RMG II Warrants for RMG II Adjusted Warrants is expected to be a taxable transaction.

7.	Please disclose in this section the tax consequences of the Business Combination to U.S. holders of RMG Warrants.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 29 of the Initial Registration Statement to include the tax consequences of the Business Combination to U.S. holders of RMG II Warrants.

U.S. Securities and Exchange Commission

May 17, 2021

Summary of the Proxy Statement/Prospectus, page 36

8.

We note you disclose that ReNew India is the largest utility-scale renewable energy solutions provider in India in terms of total commissioned capacity. Please clarify the meaning of the term utility-scale. In addition, please tell us the basis for your statement Renew India has an additional 4.5GW of committed capacity expected to be commissioned by the year ended March 31, 2023.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Initial Registration Statement to include the definition of utility-scale projects.

The Company acknowledges the Staff’s comment and clarifies that ReNew India’s 4.5 GW of committed capacity refers to projects for which a power purchase agreement has been signed with customers/offtakers or projects for which ReNew India has won the bid and has been awarded a letter of award, or “LOA”. The PPA and the LOA provide the scheduled commissioning date for each project. Based on these dates and the expectations of ReNew India’s management, ReNew India’s expects to commission its committed capacity of 4.5 GW by March 31, 2023.

The RMG II General Meeting

Quorum and Required Vote for Proposals at the RMG II General Meeting, page 42

9.

We note your disclosure here that the approval of the Business Combination Proposal requires the affirmative vote of holders of at least two-thirds of the RMG II Shares that are entitled to vote and are voted at the RMG II General Meeting is inconsistent with your disclosure on pages 27, 108 and 112 that the Business Combination Proposal will require the affirmative vote of the holders of a majority of the ordinary shares that are entitled to vote and are voted. Please advise or revise.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Initial Registration Statement to clarify that the approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the ordinary shares that are entitled to vote and are voted.

Certain Information Relating to ReNew Global and RMG II

ReNew Global Listing, page 46

10.	Please identify the Approved Stock Exchange on which ReNew Global will apply for listing.

ReNew Global will apply for listing on the Nasdaq Capital Market. In response to the Staff’s comment, the Company has included a definition of Approved Stock Exchange on page 6 of the Initial Registration Statement.

Risk Factors

The grant and future exercise of registration rights may adversely affect the market price of ReNew Global Ordinary Shares upon consummation, page 93

11.

Please quantify the total number of shares of ReNew Global that will be subject to registration rights following the Business Combination, including any registration rights pursuant to the PIPE and RMG II’s registration rights agreement.

U.S. Securities and Exchange Commission

May 17, 2021

In response to the Staff’s comment, the Company has revised the applicable risk factor on page 101 of the Initial Registration Statement to include the total number of shares of ReNew Global that will be subject to registration rights following the Business Combination.

ReNew Global may issue additional ReNew Global Ordinary Shares or other securities without shareholder approval, page 95

12.

Please revise to quantify the number of additional ReNew Global Ordinary Shares that may be issued in connection with a Founder Investors Put Financing Issuance under the terms of the Registration Rights, Coordination and Put Option Agreement.

In response to the Staff’s comment, the Company has revised the applicable risk factor on page 104 of the Initial Registration Statement to include the total number of shares that may be issued in connection with a Founder Investors Put Financing Issuance under the terms of the Registration Rights, Coordination and Put Option Agreement.

Extraordinary General Meeting of RMG II Shareholders

RMG II’s Initial Shareholders, page 112

13.

We note you disclose the percentage of shares RMG II needs to be voted in favor of the Business Combination and Merger Proposal and the Articles of Association Proposal assuming all outstanding RMG II Ordinary Shares are voted. Please expand your disclosure to discuss the percentage of shares RMG II needs to be voted in favor of such proposals assuming the minimum number of outstanding RMG II ordinary shares necessary for a quorum are present.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Initial Registration Statement to include a discussion of the percentage of shares RMG II needs to be voted in favor of such proposals assuming the minimum number of outstanding RMG II ordinary shares necessary for a quorum are present.

The Business Combination Proposal

Background of the Business Combination, page 132

14.

We note your disclosure that during its search process, RMG II had teleconference, telephonic or email discussions with 27 companies. Please revise your disclosure to provide additional detail regarding the search process, including whether RMG II entered into any substantive discussions or sought indications of interest from any potential target other than ReNew India and the timing and progress of such discussions. In addition, disclose why RMG II determined not to pursue a transaction with any such other potential targets.

In response to the Staff’s comment, the Company has revised the disclosure on pages 141, 142 and 143 of the Initial Registration Statement to provide additional detail regarding RMG II’s search process and the reasons why RMG II determined not to pursue a transaction with other potential targets.

15.

Please substantially revise your disclosure to discuss how the nature and amount of consideration, transaction structure and other material terms were determined, including how RMG II determined that ReNew India had a $3.75 billion pre-money and $4.961 billion post-money equity value and an enterprise value of approximately $8.65 billion in its letter of intent dated January 18, 2021 and the rationale for

U.S. Securities and Exchange Commission

May 17, 2021

reducing such valuation to $7.85 billion post-transaction enterprise value and to $4.4 billion equity value as reflected on page 140. In addition, disclose how the PIPE Investment strategy became part of the discussion on December 23, 2020, and how the key terms with respect to the ancillary documents, including the ReNew Global Shareholders Agreement and the Registration Rights, Coordination and Put Option Agreement term sheets, were agreed. Please also discuss the various tax issues that were raised by RMG II, GSW and others throughout this period and how such issues were resolved.

In response to the Staff’s comment, the Company has revised the disclosure on pages 144 and 145 of the Initial Registration Statement to discuss how the nature and amount of consideration, the transaction structure and the reduction in valuation were determined, has revised the disclosure on page 143 of the Initial Registration Statement to discuss how the PIPE Investment strategy became part of the discussion held on December 23, 2020 and has revised the disclosures on pages 145, 146 and 147 of the Initial Registration Statement to describe the various tax issues that were raised by RMG II, GSW and others throughout this period and how such issues were resolved.

16.	Please disclose which party initiated discussions between the registrant or its affiliates and ReNew India.

In response to the Staff’s comments, the Company has revised the disclosure on page 142 of the Initial Registration Statement to provide the party who initiated discussions between the registrant and ReNew India.

RMG II’s Board of Directors’ Reasons for the Approval of the Business Combination, page 139

17.

Please expand your disclosure to disclose the comparable publicly traded company analyses prepared by management, analysis of pro forma capital structure and trading multiples prepared by management and reviewed by the RMG II’s Board in determining that the consideration to be paid was reasonable and that the Business Combination was in the best interests of the RMG II Shareholders.

In response to the Staff’s comment, the Company has added disclosure on pages 153 and 154 of the Initial Registration Statement describing the valuation methods prepared by management and reviewed by the RMG II Board in determining that the consideration to be paid was reasonable and that the Business Combination was in the best interests of the RMG II Shareholders. The valuation methods utilized were the comparable publicly traded company analyses, a discounted cash flow analysis and an analysis of run-rate multiples on a March 2023 fiscal year end, fully built-out portfolio.

RMG II’s Board of Director’s Reasons for the Approval of the Business Combination, page 140

18.

We note your disclosure that ReNew India’s market has been one of the largest renewable markets globally with a capacity of around 90 GW in the year ended March 31, 2019, an expected capacity of 450 GW by the year ended March 31, 2030 and an estimated of $282 billion in investments expected in the next decade. Please revise to clarify “ReNew India’s market” in this context, and the basis for this information.

U.S. Securities and Exchange Commission

May 17, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Initial Registration Statement to clarify that ReNew India’s market is the renewable energy market in India and to provide the sources for the information included.

Management’s Discussion and Analysis of Renew India’s Financial Condition and Results of Operation

Utilization of power generation assets, page 240

19.

Please expand your disclosures under this heading, also within the Business section that begins on page 186, to include a tabulation showing the amounts of wind and solar power generated and sold in comparison to your weighted average commissioned capacity for each period, along with the percentages of utilization.

Please also expand your analysis of income on page 247, to quantify the power sold each period, in discussing the correlation between revenues and capacity, and to address any material changes in utilization, the mix of wind and solar power, or rates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 204 and 255 of the Initial Registration Statement to include a table showing the amounts of wind and solar power generated and sold in comparison to the weighted average commissioned capacity for each period, along with the percentages of utilization.

The Company has also revised the year-on-year revenue discussion on page 266 of the Initial Registration Statement to quantify the power sold in each period and to address any material changes in utilization, the mix of wind and solar power, or rates.

Management’s Discussion and Analysis of Financial Condition

Project costs and capital expenditure, page 241

20.

Please expand your disclosure in this section to clarify whether you import solar module panels from any countries that will be subject to higher import duties and quantify the potential impact of any such import duties to the extent material to you.

In response to the Staff’s comment, the Company respectfully clarifies that the Company can pass through these import duties under the “change in law” provisions of its PPAs to its customers. The Company has revised the disclosure on page 274 of the Initial Registration Statement accordingly.

Prospective Operational and Unaudited Financial Information of Renew India, page 262

21.

Please clarify the extent to which the projected items represent the most probable specific amount for each financial item projected, and reconcile your statement indicating you do not intend to provide any update or revision to the prospective information, with Item 10(b)(3)(iii) of Regulation S-K, applicable pursuant to General Instruction D.2 to Form F4 and General Instruction C(e) to Form 20-F, as it may pertain to circumstances under which you would know or have reason to know that your previously disclosed projections no longer have a reasonable basis.

In response to the Staff’s comment, the Company respectfully submits to the Staff that due to the resurgence of the COVID-19 infections in India in April 2021, ReNew India expects delays in the commissioning of its committed projects for the year ended March 31, 2022.

U.S. Securities and Exchange Commission

May 17, 2021

This has resulted in changes to its prospective operational and financial information for the years ending March 31, 2022, 2023, 2024 and 2025. The Company has revised the disclosure on page 282 of the Initial Registration Statement accordingly.

22.

Please revise your disclosure to qualitatively and quantitatively discuss all material assumptions underlying the projections, including the assumed growth capacity for wind and solar power projects in India.

In response to the Staff’s comment, the Company revised the disclosure on page 284 of the Initial Registration Statement to include material quantitative and qualitative assumptions underlying ReNew India’s projections.

Description of Renew India’s Material Indebtedness, page 267

23.

We note you disclose that your summary of certain provisions of the agreements and instruments governing and evidencing ReNew India’s material indebtedness does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of such agreements and instruments. Please ensure that you have disclosed all material terms of ReNew India’s material indebtedness, and revise your disclosure accordingly.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all material provisions of the Company’s material indebtedness have been described in the Initial Registration Statement. The opening paragraph of the section, on page 300 of the Initial Registration Statement, has been revised accordingly.

Management of ReNew Global Following the Business Combination, page 269

24.

We note your disclosure regarding board nomination rights of the Founder Investors related to the Founder serving as the Chief Executive Officer or Chairman of “ReNew group.” Similarly, you reference Mr. Sinha’s employment agreement as Chairman and Chief Executive Officer of “ReNew group.” Please revise to clarify the meaning of “ReNew group” in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 307 of the Initial Registration Statement to clarify the meaning of “ReNew group” to mean ReNew Group and its subsidiaries after the closing of the Business Combination (as defined in the Initial Registration Statement).

Beneficial Ownership of Securities, page 279

25.

Please expand your beneficial ownership table to reflect the beneficial ownership of the ReNew Global Class D shares and identify the natural person or persons who have sole or shared voting or investment power for the securities beneficially owned by CPP Investments and JERA Co.

The Company respectfully acknowledges the Staff’s comment and clarifies that at Closing of the Business Combination, CPP Investments will own the ReNew Global Class D Shares. The Company further clarifies that the beneficial ownership of ReNew Global’s voting shares as set out on page 317 of the Initial Registration Statement assumes that ReNew Global will issue and allot to CPP Investments the ReNew Global Class A Shares in exchange for the transfer of ReNew India Ordinary Shares received by CPP Investments upon the conversion

U.S. Securities and Exchange Commission

May 17, 2021

of its CCPS (which issuance may occur on such date after the Closing as determined by CPP Investments) to ReNew Global. The Renew Global Class D Share held by CPP Investments, shall cease to have any voting rights or rights to dividends and other distributions immediately upon the transfer and contribution to ReNew India of all of the ReNew India Ordinary Shares held by CPP Investments in exchange for ReNew Global Class A Shares. ReNew Global may redeem and cancel the ReNew Global Class D Share for nominal value as soon as reasonably practicable after such transfer and contribution. Accordingly, the Company respectfully submits to the Staff that the beneficial ownership table already captures CPP Investments beneficial ownership in ReNew Global and it does not need to be further expanded to reflect the beneficial ownership of the ReNew Global Class D shares.

In response to the Staff’s comment, the Company has revised the beneficial ownership footnote of CPP Investments on page 319 of the Initial Registration Statement.

The Company respectfully acknowledges the Staff’s comment to identify the natural person or persons who have sole or shared voting or investment power for the securities owned by JERA. However, the Company respectfully clarifies that there is no person, other than JERA Co., Inc. (“JERA Inc.”), that has voting power or investment power over the securities beneficially owned by JERA. JERA Inc. was established on April 30, 2015 by TEPCO Fuel & Power, Inc. (“TEPCO FP”) and Chubu Electric Power Co., Inc. (“Chubu”). TEPCO FP and Chubu each own 50% of JERA Inc.’s shares. With the aim of becoming a Japan-based global energy company, JERA Inc. proceeded to consolidate businesses in stages after its establishment, and is now an energy company with power generation capacity equivalent to half of Japan’s thermal power generation output and a fuel transaction volume among the world’s highest. JERA Inc. is governed by a ten-person board of directors. Five of the ten directors qualify as “outside directors” within the meaning of the Article 2-15 of the Companies Act (Japan). TEPCO FP has five designees on the JERA Inc.’s board, and Chubu has five designees on the JERA Inc. board. JERA Inc. independently controls the voting and disposition of the securities it owns. Neither shareholder of JERA Inc., nor any natural person, nor any other entity, controls JERA Inc. or has voting power or investment power over the securities beneficially owned by JERA Inc. Accordingly, the beneficial ownership footnote of JERA does not need to be expanded to cover any natural person who has sole or shared voting or investment power for the securities owned by JERA.

ReNew India’s related party transactions

Shareholders Agreement

Terms of ReNew Global Shares - Voting Rights, page 284

26.	Please disclose the voting percentage that the ReNew Global Class B and Class D Shares will represent after the closing of the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 325 of the Initial Registration Statement to include the voting percentages that the ReNew Global Class B and Class D Shares will represent after the Closing of the Business Combination.

Comparison of Shareholders’ Rights, page 303

27.

We note that a vote by stockholders to approve the Business Combination proposal is also a vote to approve Renew Global’s Articles of Association which will (i) contain an exclusive forum provision, and (ii) include board nomination and appointment provisions, among other changes that may substantively affect stockholder rights.

U.S. Securities and Exchange Commission

May 17, 2021

Please tell us whether you will provide stockholders with a separate vote regarding these changes. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

The Company respectfully acknowledges the Staff’s comment and clarifies that a vote by the stockholders to approve the Business Combination proposal is not a vote to approve ReNew Global’s Articles of Association. Only the existing shareholders of ReNew Global will vote to adopt ReNew Global’s Articles of Association on or before Closing of the Business Combination (as defined in the Initial Registration Statement). In response to the Staff’s comment, the Company has clarified this further on page 346 of the Initial Registration Statement.

Exhibits

28.

Please file a form of the Shareholders Agreement, the employment agreement with Mr. Sinha, and all agreements and instruments governing ReNew India material indebtedness, including ReNew Energy Global Limited including ReNew India’s 2022, 2024 and 2027 Notes and 2027 NCDs, as exhibits to your registration statement. See Item 21 of Form F-4 and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has included the Shareholders Agreement, and all the trust deeds/indentures governing ReNew India’s material indebtedness as exhibits to the Initial Registration Statement. The Company respectfully submits that it will file Sumant Sinha’s employment agreement as an exhibit in a subsequent filing of the Initial Registration Statement.

29.

Please file your PPAs with material offtakers and any agreements with material suppliers, and discuss any additional material terms thereof in your prospectus, or tell us why you believe you are not required to do so. In that regard, we note you disclose on page 60 that ReNew India generated 82% of its total income from PPAs with central and state government-utility companies in the year ended March 31, 2020, and it had four customers, that are state distribution companies, each of which accounted for over 10% of its total income in the year ended March 31, 2020. We further note that you disclose on page 204 that you have signed long-term PPAs with central and state-run utilities, government-backed corporations and private commercial and industrial users. In addition, we note that Siemens Gamesa Renewable Power Private Limited represented 36.16 and Suzlon Energy Limited represented 24.38% of your OEM contracted capacity as of December 31, 2020. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that its PPAs with state and central government-utility companies or its suppliers are material contracts that need to be filed as exhibits under Item 601(b)(10) of Regulation S-K. With respect to the PPAs, the Company respectfully advises the Staff that while each of the four state utility companies constituted over 10% of ReNew India’s total income for the year ended March 31, 2020, the mix of state utilities that constitute over 10% of ReNew India’s total income changes each year as ReNew India commissions new projects. Further, ReNew India does not rely on a single PPA with each of the four state utility

U.S. Securities and Exchange Commission

May 17, 2021

companies but has entered into multiple PPAs with each state utility company for different power projects, with different project commissioning dates, on different tariff terms – all in the ordinary course of business.

With respect to the suppliers, the Company respectfully advises the Staff that these contracts were entered into in ReNew India’s ordinary course of business. The mix of ReNew India’s suppliers changes as ReNew India wins bids and constructs the projects. Further, ReNew India does not rely on a single supplier contract with its suppliers but has entered into multiple supply contracts for different parts/raw materials for different projects with each supplier. There is no minimum purchase amount or other exclusivity requirements under these contracts. Under these contracts, ReNew India retains the right to not to renew them. In any event, ReNew India believes that for all material components alternative suppliers are available and could be engaged in a reasonable period of time.

*     *     *

Please contact Scott V. Simpson at +44 20 7519-7040 or Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Philip Kassin

RMG Acquisition Corporation II

cc: Sumant Sinha & D. Muthukumaran

ReNew Energy Global Limited

cc: Scott V. Simpson & Lorenzo Corte

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Sharon Lau, Rajiv Gupta & Ryan J. Maierson

Latham & Watkins LLP